Filed Pursuant to Rule 433
Registration No. 333-231903
July 27, 2021

The following information is a Summary of Material Modifications/Notice of Fund Changes relating to certain investment options under the Lincoln National Corporation Deferred Compensation Plan for Agents and Brokers (the “Plan”).  For more information about each of the investment options offered under the Plan (except for the LNC Stock Fund), you should log on to Nolan Financial Group’s website at www.nolanlink.com or contact Nolan Financial Group at 888-907-8633.

Investment Fund Changes:

Effective August 31, 2021, the Acadian All Country World ex US Equity CIT will change from a Class A to a newly created Class F.  The good news is that this fund class change will result in lower fees!  Any account balances you have in, or future contribution elections going to, Acadian All Country World ex US Equity CIT Class A on that date will automatically map (or transfer) to the new Acadian All Country World ex US Equity CIT Class F so you do not need to take any action.

NEW FUND Fund name	Total maximum annual operating expenses %	Total maximum annual operating expenses $ (per 1000)	Net maximum operating expenses %	Net maximum operating expenses $ (per 1000)	1-yr return %	5-yr return %	10-yr return %	Since inception return %	Inception date
Acadian All Country World ex US Equity CIT Fund Class F (00426P787)	.55*	$5.50*	.55*	$5.50*	53.91%	---	---	48.21%	12/1/2020
REMOVED FUND Fund name	Total maximum annual operating expenses %	Total maximum annual operating expenses $ (per 1000)	Net maximum operating expenses %	Net maximum operating expenses $ (per 1000)	1-yr return %	5-yr return %	10-yr return %	Since inception return %	Inception date
Acadian All Country World ex US Equity CIT Fund Class A (00426P407)	.65	$6.50	.65	$6.50	53.89%	---	---	17.48%	7/2/2019
Average returns provided are representative of performance as of March 31, 2021.

* Acadian’s investment management fee for its All Country World ex US Equity Collective Investment Trust (“CIT”) Fund – Class F is 0.45%.  In addition, this CIT will be charged with certain operating expenses, including, but not limited to, custody fees, securities pricing fees, annual audit fees, tax filing fees, annual 5500 expenses, NSCC fees for CIT transactions via the NSCC system, website hosting and maintenance fees and manual trading fees.  The operating expenses are capped at 0.10%.

If you do not wish for an automatic mapping of this account balance, please keep in mind that you can change your investment elections on your own at any time.  If you have an account balance in the fund being removed, you can transfer the balance of that fund to any alternative funds available under the Plan by initiating a transfer prior to 4:00 p.m. Eastern on August 30, 2021.  In addition, you can make changes to your future contribution elections for the fund being removed.  Of course, you could also wait until after the automatic mapping occurs if you wish to exchange funds or change where your future contributions are invested.

Any transactions requested on August 31, 2021 (such as transfers) will not be processed while the fund change is being made but will process normally once the fund change is completed.  Your account, however, will continue to be credited with investment results during the change.

If you are also a participant in any of Lincoln’s other non-qualified deferred compensation plans administered by Nolan Financial Group that utilize the same fund options as the Plan, please note that this same fund change will impact those non-qualified plans at the same time.

Questions?

If you have any questions about these changes, or would like to change your current balance and/or contribution elections under the Plan, contact Nolan Financial Group at 888-907-8633 or log on to your account at www.nolanlink.com.  For more information about the Plan, please review the Plan’s current Summary Plan Description (SPD).

This Summary of Material Modifications contains important information about the Plan and should be kept with your Summary Plan Description/Prospectus.

**********

All of the internet website addresses are provided for your convenience.  None of the information contained in such websites shall be deemed incorporated by reference in this document.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents free by visiting EDGAR on the SEC website at www.sec.gov.  Alternately, the issuer will arrange to send you the prospectus if you request it by contacting Nolan Financial Group at 888-907-8633.